14040076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

| SEC FILE NUMBER |
|---|
| 8-66552 |

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Ste. 2550
(No. and Street)

| Miami | Florida | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Herrera — (305) 533-1027
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP
(Name - *if individual, state last, first, middle name*)

| 396 Alhambra Circle, Ste. 900 | Coral Gables | Florida | 33134 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, William A. Herrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick Securities, LLC, as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

09-28-14

JENNY SOBALVARRO
Notary Public, State of Florida
Commission # EE 849817
My comm. expires Nov. 07, 2016

(Notary Public)

(Signature)

FINOP
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

# BULLTICK SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

TABLE OF CONTENTS

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

# Independent Auditors' Report

To the Sole Member of
Bulltick Securities, LLC
Miami, Florida

We have audited the accompanying financial statements of Bulltick Securities, LLC (the "Company") as of December 31, 2013, which comprise of the statement of financial condition as of December 31, 2013, and the related statements of loss, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

## *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## *Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulltick Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

*Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 13 and 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12 and 13 is fairly stated in all material respects in relation to the financial statements taken as a whole.

*Emphasis of Matter*

As further discussed in Note 6 to the financial statements, on February 27, 2014, Bulltick, LLC, a common-owned Financial Industry Regulatory Authority ("FINRA") member broker-dealer, obtained approval from FINRA for Bulltick, LLC to receive the accounts and business currently conducted by the Company and the other affiliated broker-dealer.

HLB Gravier, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 27, 2014

**BULLTICK SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2013**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 33,690 |
| Receivable from clearing brokers - (Note 3) | | 28,775 |
| Deposits with clearing brokers - (Note 3) | | 100,000 |
| Prepaid expenses and other assets | | 6,456 |
| **TOTAL ASSETS** | **$** | **168,921** |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 23,851 |
| Due to related parties- (Note 4) | | 9,166 |
| **TOTAL LIABILITIES** | | 33,017 |
| Contingencies - (Note 5) | | |
| MEMBER'S EQUITY | | 135,904 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **168,921** |

The accompanying notes are an integral part of these financial statements.

**BULLTICK SECURITIES, LLC**
**STATEMENT OF LOSS**
**For the year ended December 31, 2013**

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ | 604,617 |
| Riskless principal markups and markdowns, net | | 646,240 |
| Mutual fund revenues | | 114,039 |
| Interest income | | 6,524 |
| Other income | | 3,264 |
| Total revenues | | 1,374,684 |
| **EXPENSES** | | |
| Placement referral fees | | 824,096 |
| Management fees - (Note 4) | | 425,390 |
| Quotations and research | | 65,279 |
| Clearing and execution charges | | 57,205 |
| Professional fees | | 1,900 |
| Interest expense | | 4,829 |
| ADR conversion fees | | 80 |
| Other general and administrative expenses | | 21,670 |
| Total expenses | | 1,400,449 |
| **NET LOSS** | **$** | **(25,765)** |

The accompanying notes are an integral part of these financial statements.

**BULLTICK SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**For the year ended December 31, 2013**

| | | Member's Equity |
|---|---|---|
| Balance, December 31, 2012 | $ | 136,669 |
| Net loss | | (25,765) |
| Contributions | | 25,000 |
| Balance, December 31, 2013 | $ | 135,904 |

The accompanying notes are an integral part of these financial statements.

**BULLTICK SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**For the year ended December 31, 2013**

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ | (25,765) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Decrease in receivables from clearing broker | | 100,990 |
| Decrease in other assets | | 7,900 |
| Decrease in due to related parties | | (33,258) |
| Decrease in accounts payable and accrued expenses | | (88,495) |
| Net cash used in operating activities | | (38,628) |
| **Cash flows from financing activities** | | |
| Capital contributions | | 25,000 |
| Net cash provided by financing activities | | 25,000 |
| Net increase in cash | | (13,628) |
| Cash - beginning of year | | 47,318 |
| Cash - end of year | $ | 33,690 |
| Supplemental Disclosures of Cash Flow Information: | | |
| Interest Paid | $ | 4,517 |

The accompanying notes are an integral part of these financial statements.

## Note 1 – Summary of Significant Accounting Policies

Business and Organization

Bulltick Securities, LLC (the "Company") is a Delaware limited liability and wholly-owned subsidiary of Bulltick Capital Markets Holdings, LLC (the "Parent" and formerly Bulltick Capital Markets Holdings, L.P.), a Delaware limited liability company.

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) authorized to conduct securities sales, trading and brokerage activities on a fully disclosed basis. The Company was also a member of the National Futures Association ("NFA") until October 27, 2013 when the Company elected to terminate this membership.

The Company conducts its broker-dealer business primarily on either an agency or riskless principal capacity for its customers located mostly within Latin America by executing client orders and charging a commission and/or buying and selling securities and earning a markup or markdown. The Company's operations are in Miami, Florida.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

*Commissions and riskless principal trading.* All commissions and riskless principal markup or markdown revenue on customer securities transactions are reported on a trade date basis along with the corresponding clearing, execution and order related charges and other transaction costs.

*Interest income* is recorded on the accrual basis of accounting.

Receivables

Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments as, deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2013, there were no outstanding customer receivables.

**Note 1 – Summary of Significant Accounting Policies (continued)**

Cash Equivalents, Concentrations and Supplement to Statement of Cash Flows
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America.

Income Taxes
The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the members of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2009 through 2013. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interest and penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

The Company has adopted *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period. Adoption had no effect on the Company's financial statements.

Advertising
Advertising costs are expensed as incurred. Advertising amounted to approximately $3,681 for the year ended December 31, 2013, all of which is included as a component of management fees expense in the accompanying statement of operations, see Note 4.

Subsequent Events
In accordance with ASC 855, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 27, 2014, which is the date the financial statements were available to be issued.

## Note 1 – Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2013, the Company's "Net Capital" was $129,233 which exceeded requirements by $124,233 and the ratio of "Aggregate Indebtedness" to "Net Capital" was .2555 to 1.

## Note 3 – Risk Concentrations

Clearing and Depository Concentration

All clearing and depository operations for the Company's securities transactions are provided by Pershing, LLC, whose principal office is in New Jersey. At December 31, 2013, deposits at clearing broker and the amount receivable from clearing broker included in the accompanying statement of financial condition are held by and due from this broker. Amounts receivable from clearing broker represent cash balances in various accounts.

Interest expense related to debit balance with brokers totaled $4,139 for the year ended December 31, 2013.

Futures Trading Risks

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There were no open trades in futures positions at December 31, 2013.

## Note 3 – Risk Concentrations (continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In connection with these activities, the Company may execute customer transactions involving the sale of financial instruments not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

Revenue

During 2013, one customer, a Colombian corporation, accounted for approximately $1,238,000 or 90% of the Company's revenue.

## Note 4 – Management Agreements with Related Parties

The Company has management agreements with entities in Miami, Florida, related by virtue of common ownership. The Company receives management and administrative services, including use of its office facilities in Miami, Florida as well as staffing, in consideration of management fees. For the year ended December 31, 2013, the Company incurred $425,390 of management fees to these entities, which are comprised of the following:

| | | |
|---|---|---|
| Personnel compensation and related costs | $ | 282,362 |
| Occupancy | | 44,760 |
| Information technology and communications | | 36,038 |
| Quotations and related | | 17,771 |
| Professional services | | 14,950 |
| Travel and entertainment | | 10,132 |
| Marketing, advertising and promotion | | 3,681 |
| Other | | 15,696 |
| | $ | 425,390 |

At December 31, 2013, $7,726 of these management fees are due to the affiliates and are included in due to related parties in the accompanying statement of financial condition. Additionally, the Company reimbursed Bulltick, LLC, an affiliate, for clearing, execution charges and other transactional expenses totaling approximately $21,236. As of December 31, 2013, $1,440, of that amount is due to Bulltick, LLC, and is included in due to related parties in the statement of financial condition.

## Note 5 – Contingencies

In the normal course of business, the Company is involved in regulatory examinations, regulatory inquiries and similar regulatory reviews, both formal and informal, concerning matters arising in connection with its business. The Company recognizes a liability, and a corresponding charge to its earnings, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Upon conclusion of its latest FINRA cycle examination, the Company was informed that a matter identified during the examination was being referred to FINRA's enforcement division. The Company has not been informed of any developments in this FINRA enforcement matter and it therefore has no basis for estimating the potential loss or loss range, if any, that may result from this matter. As a result, no liability has been accrued for this matter. Management believes, based on currently available information, that the results of all other inquiries or reviews, in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.

## Note 6 – Consolidation with Affiliated Broker-Dealers and Subsequent Event

In October 20, 2013, Bulltick, LLC, a common-owned FINRA member broker-dealer filed a Continuance in Membership Application ("CMA") with FINRA seeking approval for Bulltick, LLC to receive the accounts and business currently conducted by the Company and another affiliated broker-dealer. The accounts transferred will operate under Bulltick, LLC with no effect to the Company's customers. Bulltick, LLC's clearing firm is also Pershing, LLC. Once the accounts are transferred to Bulltick, LLC by the Company, any remaining accounts will be requested to close and the Company will begin an orderly liquidation process. On February 27, 2014, the CMA was approved by FINRA.

SUPPLEMENTARY INFORMATION

**BULLTICK SECURITIES, LLC**
**COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1**
**December 31, 2013**

| | | |
|---|---|---|
| **CREDITS** | | |
| Members' Equity | $ | 135,904 |
| **DEBITS** | | |
| Prepaid expenses and other assets | | 6,456 |
| **NET CAPITAL BEFORE HAIRCUTS ON FOREIGN CURRENCY** | | **129,448** |
| Haircuts on foreign currency balances | | 215 |
| **NET CAPITAL** | | **129,233** |
| **MINIMUM NET CAPITAL REQUIREMENT** - Greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $33,017 | | 5,000 |
| **EXCESS NET CAPITAL** | **$** | **124,233** |
| Ratio of Aggregate Indebtedness to Net Capital (maximum 15 to 1) | | .2555 to 1 |

| | | |
|---|---|---|
| **SCHEDULE OF AGGREGATE INDEBTEDNESS:** | | |
| Accounts payable and accrued liabilities | $ | 23,851 |
| Due to related parties | | 9,166 |
| Total Aggregate Indebtedness | **$** | **33,017** |

There are no material differences between the audited amounts presented above and the net capital as reported by the Company in its Form X-17A-5, Part IIA filing.

**BULLTICK SECURITIES, LLC**
**STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**
**December 31, 2013**

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computations of reserve requirements and the information relating to the possession or control requirements.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

# Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Sole Member of
Bulltick Securities, LLC
Miami, Florida

In planning and performing our audit of the financial statements of Bulltick Securities, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures at December 31, 2013, as described in the second paragraph of this report, were adequate, to meet the SEC's objectives.

This report is intended solely for the information and use of members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravier, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 27, 2014

# BULLTICK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

TABLE OF CONTENTS

HLB GRAVIER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

To the Sole Member of
Bulltick Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick Securities, LLC as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

***Management's Responsibility for the Statement of Financial Condition***

Management is responsible for the preparation and fair presentation of the accompanying statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the accompanying statement of financial condition based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bulltick Securities, LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

HLB Gravier, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 27, 2014

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

**BULLTICK SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2013**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 33,690 |
| Receivable from clearing brokers - (Note 3) | | 28,775 |
| Deposits with clearing brokers - (Note 3) | | 100,000 |
| Prepaid expenses and other assets | | 6,456 |
| **TOTAL ASSETS** | **$** | **168,921** |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Accounts payable and accrued expenses | $ | 23,851 |
| Due to related parties- (Note 4) | | 9,166 |
| **TOTAL LIABILITIES** | | 33,017 |
| Contingencies - (Note 5) | | |
| MEMBER'S EQUITY | | 135,904 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **168,921** |

The accompanying notes are an integral part of these financial statements.

## Note 1 – Summary of Significant Accounting Policies

Business and Organization

Bulltick Securities, LLC (the "Company") is a Delaware limited liability and wholly-owned subsidiary of Bulltick Capital Markets Holdings, LLC (the "Parent" and formerly Bulltick Capital Markets Holdings, L.P.), a Delaware limited liability company.

The Company is registered as a securities broker-dealer with the Securiteis and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) authorized to conduct securities sales, trading and brokerage activities on a fully disclosed basis. The Company was also a member of the National Futures Association ("NFA") until October 27, 2013 when the Company elected to terminate this membership.

The Company conducts its broker-dealer business primarily on either an agency or riskless principal capacity for its customers located mostly within Latin America by executing client orders and charging a commission and/or buying and selling securities and earning a markup or markdown. The Company's operations are in Miami, Florida.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Receivables

Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, as deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2013, there were no outstanding receivables.

Cash Equivalents, Concentrations and Supplement to Statement of Cash Flows

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America.

**Note 1 – Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the members of the Parent Company and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2009 through 2013. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interest and penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

The Company has adopted *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period. Adoption had no effect on the Company's financial statements.

Subsequent Events

In accordance with ASC 855, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 27, 2014, which is the date the financial statements were available to be issued.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note 2 – Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2013, the Company's "Net Capital" was $129,233 which exceeded requirements by $124,233 and the ratio of "Aggregate Indebtedness" to "Net Capital" was .2555 to 1.

**Note 3 – Risk Concentrations**

Clearing and Depository Concentration

The clearing and depository operations for the Company's securities transactions are provided by Pershing, LLC, whose principal office is in New Jersey. At December 31, 2013, deposits at clearing broker and the amount receivable from clearing broker included in the accompanying statement of financial condition are held by and due from this broker. Amounts receivable from clearing broker represent cash balances in various accounts.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In connection with these activities, the Company may execute customer transactions involving the sale of financial instruments not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

**Note 3 – Risk Concentrations (continued)**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

**Note 4 – Related Party Transactions**

At December 31, 2013, $7,726 of management fees are due to the affiliates and are included in due to related parties in the accompanying statement of financial condition. Additionally, $1,440 of clearing, execution charges and other transactional expenses are due to affiliates and are included in due to related parties in the statement of financial condition.

**Note 5 – Contingencies**

In the normal course of business, the Company is involved in regulatory examinations, regulatory inquiries and similar regulatory reviews, both formal and informal, concerning matters arising in connection with its business. The Company recognizes a liability, and a corresponding charge to its earnings, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Upon conclusion of its latest FINRA cycle examination, the Company was informed that a matter identified during the examination was being referred to FINRA's enforcement division. The Company has not been informed of any developments in this FINRA enforcement matter and it therefore has no basis for estimating the potential loss or loss range, if any, that may result from this matter. As a result, no liability has been accrued for this matter. Management believes, based on currently available information, that the results of all other inquiries or reviews, in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.

**Note 6 – Consolidation with Affiliated Broker-Dealers and Subsequent Event**

In October 20, 2013, Bulltick, LLC, a common-owned FINRA member broker-dealer filed a Continuance in Membership Application ("CMA") with FINRA seeking approval for Bulltick, LLC to receive the accounts and business currently conducted by the Company and another affiliated broker-dealer. The accounts transferred will operate under Bulltick, LLC with no effect to the Company's customers. Bulltick, LLC's clearing firm is also Pershing, LLC. Once the accounts are transferred to Bulltick, LLC by the Company, any remaining accounts will be requested to close and the Company will begin an orderly liquidation process. On February 27, 2014, the CMA was approved by FINRA.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

A LIMITED LIABILITY PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

201 Alhambra Circle
Suite 901
Coral Gables, FL 33134
Tel: 305.446.3022

www.gnacpa.com